Gateway Energy Corporation & Subsidiaries

Exhibit 11

Statement Regarding Computation of Per Share Earnings

	Three Months Ended September 30,		Nine Months Ended September 30,

	2001	2000	2001	2000

Weighted average number of common shares outstanding	15,358,640	15,312,172	15,331,891	15,312,195

Add shares issuable pursuant to common stock options/warrants less shares assumed repurchased at the average market price	107,220	2,300 (1)	95,338 (1)	- (1)

Tentative number of shares for computation of fully diluted earnings per share	15,465,860	15,314,472	15,427,229	15,312,195

Income (loss) applicable to common stock	$115,442	$(103,922)	$(443,183)	$(755,172)

Basic income (loss) per common share	$0.01	$(0.01)	$(0.03)	$(0.05)

Fully diluted income (loss) per common share	$0.01	$(0.01)	$(0.03)	$(0.05)

(1) Not used in fully diluted earnings per share calculations as effect would be anti-dilutive.